UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

HERBALIFE LTD.
(Name of Issuer)

Common Shares, par value $0.002 per share
(Title of Class of Securities)

G4412G 10 1
(CUSIP Number)

Kevin J. Curley
c/o J.H. Whitney & Co.
130 Main Street
New Canaan, Connecticut 06840
(203) 716-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.
Neil P. Stronski, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

January 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G 10 1		Page 2 of 23 Pages
1		Name of Reporting Persons Whitney V, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,548,096
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,548,096
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,548,096*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.6%**
14		Type of Reporting Person (See Instructions) PN

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 3 of 23 Pages
1		Name of Reporting Persons Whitney Strategic Partners V, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 146,142
	8	Shared Voting Power 0
	9	Sole Dispositive Power 146,142
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 146,142*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%**
14		Type of Reporting Person (See Instructions) PN

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 4 of 23 Pages
1		Name of Reporting Persons Whitney Equity Partners V, LLC I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,694,238
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,694,238
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,694,238*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.8%**
14		Type of Reporting Person (See Instructions) OO

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 5 of 23 Pages
1		Name of Reporting Persons Whitney Private Debt Fund, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,873
	8	Shared Voting Power 0
	9	Sole Dispositive Power 70,873
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 70,873*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1% **
14		Type of Reporting Person (See Instructions) PN

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 6 of 23 Pages
1		Name of Reporting Persons Whitney Private Debt GP, L.L.C. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,873
	8	Shared Voting Power 0
	9	Sole Dispositive Power 70,873
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 70,873*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%**
14		Type of Reporting Person (See Instructions) OO

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 7 of 23 Pages
1		Name of Reporting Persons Prairie Fire Capital, LLC I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 958,480
	8	Shared Voting Power 0
	9	Sole Dispositive Power 958,480
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 958,480*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.3%**
14		Type of Reporting Person (See Instructions) OO

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 8 of 23 Pages
1		Name of Reporting Persons Peter M. Castleman I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 958,480
	8	Shared Voting Power 0
	9	Sole Dispositive Power 958,480
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 958,480*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13		Percent of Class Represented by Amount in Row (11) 1.3%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 9 of 23 Pages
1		Name of Reporting Persons Daniel J. O'Brien I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,045,738
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,045,738
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,738*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13		Percent of Class Represented by Amount in Row (11) 1.5%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 10 of 23 Pages
1		Name of Reporting Persons Michael R. Stone I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 308,303
	8	Shared Voting Power 0
	9	Sole Dispositive Power 308,303
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 308,303*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.4%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. G4412G 10 1		Page 11 of 23 Pages
1		Name of Reporting Persons The Michael and Karen Stone Family Foundation, Inc. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 35,000*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) Less than 0.1%**
14		Type of Reporting Person (See Instructions) CO

* See Item 5

** The calculation of the foregoing percentage is based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

EXPLANATORY NOTE: As described below in Item 3, certain of the Reporting Persons (defined in Item 2 below) named herein acquired their Common Shares (as defined in Item 1) in connection with the acquisition of Herbalife International, Inc. on July 31, 2002 by an investment group led by Whitney & Co. LLC and Golden Gate Private Equity, Inc. ("Golden Gate"). In connection with the initial public offering of the Common Shares, these Reporting Persons filed a Schedule 13G with respect to the Common Shares on December 16, 2004, as amended by Amendment No. 1 thereto on February 14, 2005, and Amendment No. 2 thereto on February 14, 2006 (the "Schedule 13G").

This statement on Schedule 13D (this "Schedule 13D") replaces the Schedule 13G with respect to the Reporting Persons named herein and also named therein. These Reporting Persons filed the Schedule 13G as a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 ("Act")) with certain affiliates of Golden Gate, specifically CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, L.P., CCG AV, LLC-Series C, CCG AV, LLC-Series E, CCG CI, LLC, Golden Gate Capital Management, L.L.C., David C. Dominik and Jesse T. Rogers (collectively, the "Golden Gate Parties"). The Reporting Persons disclaim that they presently constitute a "group" (within the meaning of Section 13(d)(3) of the Act) with the Golden Gate Parties.

Item 1. Security and Issuer

This Schedule 13D relates to common shares, par value $0.002 per share (the "Common Shares"), of Herbalife Ltd., a Cayman Islands exempted limited liability company (the "Issuer"). The principal executive offices of the Issuer are located at 1800 Century Park East, Los Angeles, California 90067.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Whitney Equity Partners V, LLC ("WEP V"), Whitney Private Debt GP, L.L.C. ("Private Debt GP" and, together with WEP V, the "General Partners"), Whitney V, L.P. ("Whitney V"), Whitney Strategic Partners V, L.P. ("Whitney SP V"), Whitney Private Debt Fund, L.P. ("Private Debt Fund" and, collectively with Whitney V and Whitney SP V, the "Whitney Funds"), Prairie Fire Capital, LLC ("Prairie Fire"), Mr. Peter M. Castleman, Mr. Daniel J. O'Brien, Mr. Michael R. Stone and The Michael and Karen Stone Family Foundation, Inc. (the "Stone Family Foundation") (the foregoing, collectively, the "Reporting Persons"). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

Each of the Whitney Funds is a Delaware limited partnership whose principal business is that of a private investment fund. The General Partners are each Delaware limited liability companies. The principal business of WEP V consists of performing the functions of, and serving as, the general partner of Whitney V and Whitney SP V. The principal business of Private Debt GP consists of performing the functions of, and serving as, the general partner of Private Debt Fund. The principal business address of each of the Whitney Funds and the General Partners is 130 Main Street, New Canaan, Connecticut 06840.

The managing members of WEP V consist of the following: Peter M. Castleman, William Laverack, Jr., Daniel J. O'Brien, Paul R. Vigano and Robert M. Williams. Mr. O'Brien is the sole managing member of Private Debt GP. Each of the managing members of the General Partners is a United States citizen. The present principal occupation of each of the managing members is being a Managing Director of J.H. Whitney, & Co. and/or J.H. Whitney Capital Partners LLC, affiliates of certain of the Reporting Persons. The principal business address of each of the managing members of the General Partners, except for Mr. Castleman, is 130 Main Street, New Canaan, Connecticut 06840. The

principal business address of Mr. Castleman is 917 Tahoe Boulevard, Suite 200, Incline Village, Nevada 89451.

Prairie Fire is a Delaware limited liability company whose principal business is that of a private investment vehicle for Mr. Castleman and certain members of his family. The managers of Prairie Fire are Peter M. Castleman and Daniel J. O'Brien. The principal business address of each of Prairie Fire and Mr. Castleman is 917 Tahoe Boulevard, Suite 200, Incline Village, Nevada 89451. The principal business address of Mr. O'Brien is 130 Main Street, New Canaan, Connecticut 06840.

Michael R. Stone is a United States citizen whose present principal occupation is serving as Chairman of J.H. Whitney Investment Management, LLC. The Stone Family Foundation is a Delaware corporation whose principal business is that of a charitable foundation. Mr. Stone is the president and sole director of the Stone Family Foundation. The principal business address of each of Mr. Stone and the Stone Family Foundation is 1250 Prospect Street, Suite 200, La Jolla, California 92037.

During the past five years, none of the Reporting Persons or other individuals identified in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii)a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Shares reported in Item 5 as being beneficially owned by the Whitney Funds and the General Partners were acquired in connection with the acquisition of Herbalife International, Inc. on July 31, 2002 by an investment group led by Whitney & Co., LLC and Golden Gate Private Equity, Inc. (the "Initial Acquisition") prior to the initial public offering of the Common Shares on December 16, 2004 (the "IPO").

Of the Common Shares reported in Item 5 as being beneficially owned by Prairie Fire, Mr. Castleman and Mr. O'Brien, 25,138 Common Shares were received from Green River Offshore Fund, Ltd., a Cayman Islands company ("GROF"). GROF, an investment fund affiliated with the Whitney Funds until March 2005, acquired its Common Shares in connection with the Initial Acquisition prior to the IPO. Prairie Fire received an additional 677,342 Common Shares, which includes 242,718 Common Shares underlying a warrant, through distributions from Whitney V and Whitney & Co., LLC. Prairie Fire also acquired 256,000 Common Shares in the market in several purchases in May 2005 with cash on hand of approximately $4,556,000. In addition, Mr. O'Brien received 16,385 Common Shares, which includes 13,671 Common Shares underlying a warrant, from GROF and Whitney & Co., LLC.

Of the Common Shares reported in Item 5 as being beneficially owned by Mr. Stone, 15,122 were received from GROF and 293,191 Common Shares, which includes 198,611 Common Shares underlying a warrant, were acquired in distributions from Whitney V and Whitney & Co., LLC. The 35,000 Common Shares reported in Item 5 as being beneficially owned by the Stone Family Foundation were received through distributions to Mr. Stone from Whitney V. Mr. Stone then transferred such Common Shares to the Stone Family Foundation.

Each warrant referred to in this Item 3 is presently exercisable.

With respect to the proposed transaction described in Item 4, Whitney V, together with its affiliates (the "Buyer") expects to fund the proposed transaction with a combination of equity and debt financing. The Buyer expects the total debt financing of approximately $2.0 billion would be provided by several major financial institutions, which Buyer has selected. The Buyer expects the balance would be funded by equity, of which up to about half would be provided by Buyer, including through a rollover of a portion of the Whitney Funds' current holdings of Common Shares, and the balance would be provided by several major financial institutions.

The information set forth in response to this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter (as defined in Item 4), which is incorporated herein by reference.

Item 4. Purpose of Transaction

Buyer has submitted to the Issuer's Board of Directors (the "Board of Directors") a proposal letter (the "Proposal Letter") to acquire all outstanding Common Shares of the Issuer (the "Proposed Acquisition"), except for certain Common Shares held by the Reporting Persons expected to be rolled over in the Proposed Acquisition, at a purchase price of $38 per share in cash. A copy of the Proposal Letter is attached hereto as Exhibit B.

The Proposed Acquisition is conditioned on, among other things: the Board of Directors supporting and recommending the transaction to shareholders; the completion of due diligence; the execution of a mutually satisfactory definitive acquisition agreement; the receipt of financing commitments; the receipt of regulatory approvals and other required approvals; and other certain conditions. There can be no assurance that the Proposed Acquisition will be pursued by the Issuer or that, if pursued, will be consummated.

If the Proposed Acquisition as proposed is consummated, it is expected that (i) the Common Shares will no longer be traded on the New York Stock Exchange, (ii) the Common Shares will be eligible for termination of registration under Section 12 of the Act, and (iii) the Reporting Persons may change the current composition of the Issuer's Board and amend and restate the Issuer's Amended and Restated Memorandum and Articles of Association.

The Reporting Persons and its affiliates expect to pursue discussions with, and may enter into agreements, arrangements or understandings with, other beneficial owners of the Common Shares with respect to the Acquisition.

Except as set forth herein or in the Proposal Letter, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, Mr. Castleman will continue to influence the business and affairs of the Issuer in his capacity as Chairman of the Board of Directors, and the Reporting Persons will continue to review the performance of their investments in the Issuer and, based on such review, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares in open market, privately negotiated, registered or other transactions, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with respect to the acquisition of and their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

The foregoing is a summary of the Proposed Acquisition and should not be construed as an offer to purchase Common Shares.

The information set forth in response to this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The respective percentages set forth below are based on 71,273,602 Common Shares outstanding as of November 7, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Collectively, the Reporting Persons would directly own a total of 19,048,279 Common Shares, or approximately 26.7% of the outstanding Common Shares of the Issuer. By virtue of the relationships among the Reporting Persons described herein and the matters described in Item 4, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 of the Schedule 13D is the beneficial owner of the Common Shares of any other Reporting Person referred to herein or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose.

As the general partner of Whitney V and Whitney SP V, WEP V may be deemed to have beneficial ownership of the shares of Common Shares over which Whitney V and Whitney SP V have voting or dispositive power. Accordingly, WEP V may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 17,694,238 Common Shares, representing approximately 24.8% of the Common Shares outstanding. WEP V disclaims beneficial ownership of the Common Shares owned by Whitney V and Whitney SP V, except to the extent of its pecuniary interest, if any, therein.

As the general partner of Private Debt Fund, Private Debt GP may be deemed to have beneficial ownership of the shares of Common Shares over which Private Debt Fund has voting or dispositive power. Private Debt GP disclaims beneficial ownership of the Common Shares owned by Private Debt Fund, except to the extent of its pecuniary interest, if any, therein. As the sole managing member of the Private Debt GP, Mr. O'Brien may be deemed to have beneficial ownership of the shares of Common Shares that Private Debt GP may be deemed to own. Accordingly, Private Debt GP and Mr. O'Brien may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 70,873 Common Shares, representing approximately 0.1% of the Common Shares outstanding. Mr. O'Brien disclaims beneficial ownership of the Common Shares that Private Debt GP may be deemed to beneficially own, except to the extent of his pecuniary interest, if any, therein.

The investment decisions of WEP V are made by its managing members. The managing members have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Shares that may be deemed to be beneficially owned by Whitney V and Whitney SP V. As a result, each of the managing members of WEP V may be deemed to beneficially own the Common Shares that WEP V may be deemed to beneficially own. Each of the managing members of WEP V disclaims beneficial ownership of the Common Shares that WEP V may be deemed to beneficially own, except to the extent of his pecuniary interest, if any, therein.

As managers of Prairie Fire, Mr. Castleman and Mr. O'Brien may be deemed to have beneficial ownership of the Common Shares over which Prairie Fire has voting or dispositive power. Accordingly, both Mr. Castleman and Mr. O'Brien may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 958,480 Common Shares, representing approximately 1.3% of the Common Shares outstanding. Messrs. Castleman and O'Brien each disclaim beneficial ownership of all Common Shares owned by Prairie Fire, except to the extent of his pecuniary interest, if any, therein.

Mr. O'Brien is the direct beneficial owner of 17,385 Common Shares, representing approximately 0.02% of the Common Shares outstanding, including 14,671 Common Shares underlying a warrant, and has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, these Common Shares.

Mr. Stone is the direct beneficial owner of 273,303 Common Shares, representing approximately 0.4% of the Common Shares outstanding, including 198,611 Common Shares underlying a warrant, and has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, these Common Shares. As the president and sole director of the Stone Family Foundation, Mr. Stone may be deemed to have beneficial ownership of the Common Shares beneficially owned by the Stone Family Foundation. Accordingly, Mr. Stone may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 308,303 Common Shares, representing approximately 0.4% of the Common Shares outstanding. Mr. Stone disclaims beneficial ownership of all Common Shares owned by the Stone Family Foundation.

The Stone Family Foundation is the direct beneficial owner of 35,000 Common Shares, representing approximately 0.04% of the Common Shares outstanding, and has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, these Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Proposal Letter is incorporated herein by reference.

Whitney V and Whitney SP V are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of July 31, 2002, with WH Investments Ltd., CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, L.P., CCG AV, LLC-Series C, CCG AV, LLC-Series E and the Issuer. The Registration Rights Agreement provides the parties thereto, among other things, with “demand” registration rights permitting them to cause the Issuer, subject to certain restrictions, to register certain equity securities and to participate in registrations by the Issuer of the Issuer's equity securities. A copy of the Registration Rights Agreement is attached hereto as Exhibit C and is incorporated herein by reference in its entirety.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer. The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A –	Joint Filing Agreement, dated February 2, 2007.
Exhibit B –	Proposal Letter from Whitney V, L.P. to the Issuer, dated February 2, 2007.
Exhibit C –

Registration Rights Agreement (incorporated by reference to Amendment No. 2 to the Issuer’s registration statement on Form S-1, as filed with the Securities and Exchange Commission on November 9, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

Prairie Fire Capital, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Manager

/s/ Peter M. Castleman _____________________________ Peter M. Castleman
/s/ Daniel J. O'Brien _______________________________ Daniel J. O'Brien
/s/ Michael R. Stone________________________________ Michael R. Stone
THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone President

Exhibit A

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of the Common Shares, par value $0.002 per share, of Herbalife Ltd., a Cayman Islands exempted limited liability company, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Act, as amended.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 2, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

Prairie Fire Capital, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Manager

/s/ Peter M. Castleman _______________________________ Peter M. Castleman
/s/ Daniel J. O'Brien _________________________________ Daniel J. O'Brien

/s/ Michael R. Stone_________________________________ Michael R. Stone
THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone President

EXHIBIT B

Whitney V, L.P.

130 Main Street

New Canaan, Connecticut 06840

February 2, 2007

The Board of Directors

Herbalife, Ltd.

c/o Herbalife International, Ltd.

1800 Century Park East

Los Angeles, California 90067

Ladies and Gentlemen:

Whitney V, L.P. (together with its affiliates, the “Buyer”) would like to submit this indication of interest (the "proposal") to acquire all outstanding shares of common stock of Herbalife, Ltd. (the “Company”) for a cash purchase price of $38 per share. We believe our proposal, which represents an approximately 16.3% premium to the trailing 15-day average closing price of the Company’s stock, is a strong premium to the current trading value and reflects a full and fair price for the Company and will be attractive to the Company’s shareholders. Our proposal also provides shareholders with an attractive alternative to the uncertainty and volatility that they face in continuing to own the Company's shares. Since we would be selling a meaningful portion of our holdings in the acquisition on the same terms as other shareholders, we are voting with our action.

We expect to fund the transaction with a combination of equity and debt financing. We expect the total debt financing of approximately $2.0 billion would be provided by several major financial institutions (our “Financing Sources”), which we have selected. The balance would be funded by equity, of which up to about half would be provided by Buyer, including through a rollover of a portion of our current holdings, and we expect the balance would be provided by our Financing Sources. We plan to work with management to fine tune our financing structure and to evaluate whether to add other value added investors to our proposal. In addition, Buyer will work towards embracing distributors as we have done in the past.

Our proposal is conditioned on, among other things: the Board of Directors supporting and recommending the transaction to shareholders; the completion of due diligence; the execution of a mutually satisfactory definitive acquisition agreement; the receipt of financing commitments; the receipt of regulatory approvals and other required approvals; and other certain conditions.

We are submitting this letter based on the understanding that it is only a non-binding expression of interest with respect to a potential transaction and does not constitute an offer capable of being accepted by, or impose any commitment or obligation on, express or implied, the Buyer, the Company or any other party in any respect regarding a transaction or otherwise. A binding commitment or obligation with respect to a transaction would result only from the execution and delivery of a definitive acquisition agreement and any other necessary documentation, when and if executed and delivered, subject to the terms and conditions expressed therein.

We are prepared to dedicate the time, effort and resources necessary to move forward quickly towards finalizing a transaction, and we trust that you will expeditiously evaluate the proposal. We look forward to discussing our proposal with you and to completing a transaction with the Company.

Very truly yours,

WHITNEY V, L.P.
By:	Whitney Equity Partners V, LLC
its General Partner

By:	/s/ Daniel J. O'Brien
Daniel J. O’Brien
Managing Member